Exhibit 99.1

Media Release

Planegg/Munich, Germany, May 14, 2020

MorphoSys to Present Data on Tafasitamab at the ASCO and EHA Virtual Meetings

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) announced today that multiple abstracts from the Company’s tafasitamab program have been accepted for oral and poster presentations at the upcoming 2020 American Society of Clinical Oncology (ASCO) Virtual Meeting, May 29 – May 31, 2020 and at the virtual 25th Congress of the European Hematology Association (EHA25 Virtual), June 11–14, 2020. Tafasitamab is MorphoSys’ investigational anti-CD19 antibody, currently under priority review by the FDA in combination with lenalidomide for the treatment of relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL).

“We are excited to provide a number of important updates on tafasitamab in this new virtual setting,” commented Dr. Malte Peters, Chief Research and Development Officer of MorphoSys. “The data we and our partners will present highlight our progress towards making novel therapies available to eligible patients in need as soon as possible.”

MorphoSys will meet registered ASCO20 Virtual and EHA25 Virtual attendees at its virtual booths accessible through the conference websites.

Key abstracts accepted for presentation at ASCO20 Virtual and EHA25 Virtual include:

ASCO20 Virtual

E-Poster Presentation

RE-MIND STUDY: A PROPENSITY SCORE-BASED 1:1 MATCHED COMPARISON OF TAFASITAMAB + LENALIDOMIDE (L-MIND) VERSUS LENALIDOMIDE MONOTHERAPY (REAL-WORLD DATA) IN TRANSPLANT-INELIGIBLE PATIENTS WITH RELAPSED/REFRACTORY (R/R) DIFFUSE LARGE B-CELL LYMPHOMA (DLBCL)

Abstract/Poster No.: 8020/353

Session: Hematologic Malignancies – Lymphoma and Chronic Lymphocytic Leukemia

Presentation Time: Friday, May 29, 2020, 8:00 AM EDT

EHA25 Virtual

Oral Presentation

RE-MIND STUDY: COMPARISON OF TAFASITAMAB + LENALIDOMIDE (L-MIND) VS LENALIDOMIDE MONOTHERAPY (REAL-WORLD DATA) IN TRANSPLANT-INELIGIBLE PATIENTS WITH RELAPSED/REFRACTORY DIFFUSE LARGE B-CELL LYMPHOMA

Abstract No.: S238

Session: 19. Aggressive Non-Hodgkin lymphoma - Clinical

Presentation Time: Friday, June 12, 8:30 CEST

E-Poster Presentations:

LONG-TERM OUTCOMES FROM THE PHASE II L-MIND STUDY OF TAFASITAMAB (MOR208) PLUS LENALIDOMIDE IN PATIENTS WITH RELAPSED OR REFRACTORY DIFFUSE LARGE B-CELL LYMPHOMA

Abstract No.: EP1201

Session: 19. Aggressive Non-Hodgkin lymphoma - Clinical

Presentation Time: Friday, June 12, 8:30 CEST

EXPRESSION OF CD19 ANTIGEN ON CHRONIC LYMPHOCYTIC LEUKEMIA CELLS AFTER TAFASITAMAB (ANTI-CD19) TREATMENT: PHASE I TRIAL DATA

Abstract No.: EP671

Session: 05. Chronic lymphocytic leukemia and related disorders - Biology & Translational Research

Presentation Time: Friday, June 12, 8:30 CEST

COMBINATION OF TAFASITAMAB (MOR208) AND LENALIDOMIDE ENHANCES TUMOR CELL DEATH OF B-CELL LYMPHOMA IN VITRO

Abstract No.: EP1343

Session: 20. Lymphoma Biology & Translational Research

Presentation Time: Friday, June 12, 8:30 CEST

Please refer to the ASCO20 Virtual (https://meetinglibrary.asco.org) and EHA25 Virtual (https://learningcenter.ehaweb.org/eha) online programs for full session details and data presentation listings.

About tafasitamab

Tafasitamab is an investigational humanized Fc-engineered monoclonal antibody directed against CD19. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which is intended to lead to a significant potentiation of antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP), thus aiming to improve a key mechanism of tumor cell killing. In January 2020, MorphoSys and Incyte Corporation entered into a collaboration and licensing agreement to further develop and commercialize tafasitamab globally. If approved in the U.S., MorphoSys and Incyte will co-commercialize tafasitamab; Incyte will have exclusive commercialization rights outside the U.S. Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in a number of ongoing combination trials, including L-MIND and Re-MIND. Additionally, tafasitamab is being evaluated as part of the ongoing Phase 3 study B-MIND study assessing the combination of tafasitamab and bendamustine versus rituximab and bendamustine in r/r DLBCL. Tafasitamab is also currently being investigated in patients with relapsed/refractory chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) after discontinuation of a prior Bruton tyrosine kinase (BTK) inhibitor therapy (e.g. ibrutinib) in combination with idelalisib or venetoclax.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, 27 of which are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. MorphoSys most advanced proprietary product candidate, tafasitamab (MOR208), is in late-stage clinical development for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (r/r DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has over 400 employees. More information at www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCER® are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. XmAb® is a trademark of Xencor, Inc.

MorphoSys forward-looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the licensing agreements for tafasitamab, the further clinical development of Tafasitamab including the L-MIND and Re-MIND studies, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the licensing agreements for tafasitamab, the further clinical development of tafasitamab including the L-MIND and Re-MIND studies, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Investor Contact:

Dr. Julia Neugebauer

Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-179

Julia.Neugebauer@morphosys.com

Media Contacts:

Dr. Anca Alexandru

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26738

Anca.Alexandru@morphosys.com

Dr. Verena Kupas

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26814

Verena.Kupas@morphosys.com